FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940


1.   Name and Address of Reporting Person

WETTREICH                 ZARA
(Last)             (First)            (Middle)

2415 Midway Road, Ste. 121
                          (Street)

Carrollton        TX                    75006
City)        (State)                     (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      5/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     _____Director       _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)

      152,576

6.   Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
                     I
7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title   Amount or Number of Shares
 Common Shares      300,000



8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)

                            300,000

10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)
                             I

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.

Explanation of Responses: The reporting person may be deemed to be part of a group though there is no agreement to act as such. Along with her children they own Alexander Mark Capital Ltd. ("AMC") which owns all the outstanding shares of AM Investments Ltd. ("AMI") which owns 57,633 shares of the Issuer. They also own Alexander Mark Securities, Ltd. ("AMS") which owns 2,733 common shares of the Issuer. Her husband is the Director of the Issuer, AMC, AMI, and AMS , Meteor Technology, plc ("MT") which owns 80,960 common shares of the Issuer, and individually owns 11,250 shares and options to purchase 300,000 shares. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding common shares and options effective July 15, 1997.


BY:  /S/ ZARA WETTREICH
     ZARA WETTREICH